Exhibit 99.27

NOTICE OF CHANGE IN CORPORATE STRUCTURE

PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102—CONTINUOUS DISCLOSURE OBLIGATIONS (“NI 51-102”)

1.	Names of Parties to the Transaction:

Cybin Inc. (formerly Clarmin Explorations Inc.) (the “Company”, or the “Reporting Issuer”) and Cybin Corp. (the “Target”).

2.	Description of the Transaction:

Pursuant to a special resolution passed by the shareholders (the “Shareholders”) of the Company at the annual and special meeting held on August 13, 2020, the Shareholders approved a “three-cornered” amalgamation among the Company, the Target and 2762898 Ontario Inc. (“SubCo”), a wholly-owned subsidiary of the Company, whereby SubCo amalgamated with the Target and each shareholder of the Target received one common share in the capital of the Company (a “Common Share”) for each common share in the capital of the Target held by them (the “Reverse Takeover”). The Reverse Takeover was completed on November 5, 2020. The Common Shares were de-listed from the TSX Venture Exchange on November 9, 2020 and commenced trading on the NEO Exchange under the symbol “CYBN” on November 10, 2020.

Immediately prior to the Reverse Takeover taking effect, the Company consolidated its Common Shares on the basis of approximately 6.672 “old” Common Shares into one “new” Common Share (the “Consolidation”). The Company also filed articles of continuance on November 4, 2020 to (a) change its name to Cybin Inc., and (b) continue the Company from British Columbia into the jurisdiction of the Business Corporations Act (Ontario).

3.	Effective Date of the Transaction:

November 5, 2020.

4.	Names of Each Party, if any that Ceased to be a Reporting Issuer Subsequent to the Transition and of each Continuing Entity:

Not applicable.

5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction:

March 31, 2021.

Following the Reverse Takeover, although the Company (the reverse takeover acquiree) is the reporting issuer, from an accounting perspective, the financial statements will be those of the Target (the reverse takeover acquirer). Those financial statements must be prepared and filed as if the reverse takeover acquirer had always been the reporting issuer. The Target has a March 31 financial year-end. The Reporting Issuer will maintain the financial year-end of the Target.

6.

Periods, including the Comparative Periods, if any, of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer’s first Financial Year after the Transaction, if paragraph (a) or subparagraph (b)(ii) of Section 4.9 of NI 51-102 applies:

Unaudited interim financial statements of the Target for the six months ended September 30, 2020. There will be no comparative period for these unaudited interim financial statements.

Unaudited interim financial statements of the Company, prior to the Reverse Takeover, for the three months ended October 31, 2020, will be compared to the three month period ended October 31, 2019 of the Company.

Unaudited interim financial statements of the Company for the three and nine months ended December 31, 2020 will be compared to the period from incorporation on October 22, 2019 to December 31, 2019 of the Target.

Audited annual financial statements of the Company for the year ended March 31, 2021 will be compared to the period from incorporation on October 22, 2019 to March 31, 2020 of the Target.

Unaudited interim financial statements of the Company for the three months ended June 30, 2021 will be compared to the three month period ended June 30, 2020 of the Target.

Unaudited interim financial statements of the Company for the three and six months ended September 30, 2021 will be compared to the three and six month period ended September 30, 2020 of the Target.

Unaudited interim financial statements of the Company for the three and nine months ended December 31, 2021 will be compared to the three and nine month period ended December 31, 2020 of the Company.

7.	Documents Filed under NI 51-102 that describe the Transaction:

For additional information relating to the Transaction, please refer to the following documents filed on SEDAR (www.sedar.com) under the profile of the Reporting Issuer:

•	press releases dated June 29, 2020, October 19, 2020, and November 5, 2020;

•	material change report dated October 29, 2020;

•	amalgamation agreement dated June 26, 2020, as amended on October 21, 2020;

•	management information circular, notice of meeting and proxy, dated July 15, 2020;

•	escrow agreement dated November 5, 2020; and

•	listing statement, dated November 9, 2020.

8.	Date of Report

November 11, 2020.